ChatChing, Inc.

January 31, 2014

Jeff Kauten, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	ChatChing, Inc. Rule 424(b)(3) Prospectus Filed June 6, 2013 File No. 333-176962

Dear Mr. Kauten:

We have filed on EDGAR Post Effective Amendment No. 1 to the Registration Statement.

With respect to your three comments, please be advised of the following:

Comment 1:  We understand this comment and are filing this Post Effective Amendment No. 1 to the Registration Statement in response to this comment.  We note that we have incorporated the information from the most recent filing with the SEC, our Form 10-K filed on January 22, 2014 as well as updating other information as required.

Comment 2: No sales were made under the registration statement after January 30, 2013.  We discuss this in several places in this Post Effective Amendment, including Risk Factors, Business, Market Price and Dividends, and Description of Securities.

Comment 3:  The Company acknowledges this comment and will act in accordance with Question 139.28 of our Securities Act Sections Compliance and Disclosure Interpretations which provides guidance concerning circumstances in which offers and sales under a registration statement must be suspended prior to effectiveness of a required post-effective amendment.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ Steve Pfirman
Steve Pfirman, President